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                                 SCHEDULE TO / A

 FIRST AMENDMENT TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           SOUTHSIDE BANCSHARES CORP.
                            (Name of Subject Company)

                           SOUTHSIDE BANCSHARES CORP.
                       (Name of Filing Person, the Issuer)

                           COMMON STOCK, $1 PAR VALUE
                         (Title of Class of Securities)

                                    844700104
                      (CUSIP Number of Class of Securities)

                               Thomas M. Teschner,
                      President and Chief Executive Officer
                           SOUTHSIDE BANCSHARES CORP.
                               3606 GRAVOIS AVENUE
                            ST. LOUIS, MISSOURI 63116
                                 (314) 776-7000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:

                             JOHN K. PRUELLAGE, ESQ.
                          LEWIS, RICE & FINGERSH, L.C.
                               500 NORTH BROADWAY
                                   SUITE 2000
                            ST. LOUIS, MISSOURI 63102
                                 (314) 444-7600

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                            CALCULATION OF FILING FEE

Transaction valuation (1)                             Amount of filing fee:*

        $18,000,003                                           $3,600
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(1)      Calculated solely for purposes of determining the filing fee, based on the purchase of 1,469,388 shares of common stock of Southside Bancshares Corp. at the maximum tender offer purchase price of $12.25 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         *Amount Previously Paid:  $3,600
         Form or Registration Number: N/A
         Filing Party:     N/A
         Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going private transaction subject to Rule 13e-3.

[ ]      amendment the Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

                                 AMENDMENT NO. 1

         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Southside Bancshares Corp, a Missouri corporation ("Southside"), on January 8, 2001 in connection with Southside's offer to purchase for cash up to 1,100,000 (or such greater number of shares as Southside may elect to purchase pursuant to the offer not to exceed 1,469,388) shares of its common stock, par value $1 per share (the "Shares") at a purchase price not greater than $12.25 and not less than $10.75 per share (the "Offer").

ITEMS 1 AND 4  SUMMARY TERM SHEET; TERMS OF THE TRANSACTION

         The Offer was originally scheduled to expire on February 14, 2001. Pursuant to a press release dated February 1, 2001, the expiration of the Offer has been extended and the Offer is currently scheduled to expire on March 14, 2001.

ITEM 2  SUBJECT COMPANY INFORMATION

         DOCUMENTS INCORPORATED BY REFERENCE

         Item 2 of the Schedule TO regarding the incorporation by reference of certain documents filed with the Securities and Exchange Commission, under the heading WHERE YOU CAN FIND MORE INFORMATION, is hereby amended by deleting the following paragraph in its entirety:

         All documents filed by Southside pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act from the date of this Offer to Purchase to the date that shares of Southside common stock are accepted for purchase pursuant to our offer (or the date that our offer is terminated) are also deemed to be incorporated herein by reference.

ITEM 4  TERMS OF THE TRANSACTION

         PURCHASE OF SHARES; PRIORITY

         Item 4 of the Schedule TO regarding the order of priority by which Southside will purchase validly tendered and not withdrawn Shares at or below the Purchase Price in the event that more than 1,100,000 (or such greater number of shares as Southside may elect to purchase pursuant to the offer not to exceed 1,469,388) Shares are so tendered is hereby amended as follows:

         Upon the terms and subject to the conditions of this Offer, in the event that, prior to the Expiration Date, more than 1,100,000 Shares (or such greater number of Shares as Southside may elect to purchase pursuant to this Offer not to exceed 1,469,388 Shares) are validly tendered at or below the Purchase Price and not withdrawn, Southside will purchase such validly tendered Shares in the following order of priority:

- first, all Shares tendered properly and unconditionally, in each case at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis if necessary; and

- second, if necessary to permit Southside to purchase the number of Shares as determined above, Shares conditionally tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by random lot in accordance with "TERMS OF THE
         OFFER--Conditional Tender of Shares."




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         CERTAIN CONDITIONS OF THIS OFFER; MATERIAL ADVERSE CHANGE CONDITION

         That portion of Item 4 of the Schedule TO regarding certain material adverse changes which would allow Southside to not close the offer has been amended as follows:

(iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the reasonable judgment of Southside might materially affect, the extension of credit by banks or other lending institutions in the United States;

(v) any significant decrease in the market price of the Shares or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have in the reasonable judgment of Southside a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of Southside and its subsidiaries, taken as a whole, or on the trading in the Shares;

(viii) any change in the business, condition (financial or otherwise), income, operations or prospects of Southside and its subsidiaries, taken as a whole which, in the reasonable judgment of Southside, is or may be materially adverse to Southside and its subsidiaries taken as a whole (the "Material Adverse Change Condition").

ITEM 5  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         In response to letters received on January 31, 2001, each proposing a business combination involving Southside, the Board of Directors of Southside has determined to explore the possibility of engaging in a merger or other business combination transaction with another financial institution. No binding proposals have been received by Southside regarding such a transaction. Discussions are at a preliminary stage, and no assurances can be made as to when or if Southside would enter into a definitive agreement regarding such a transaction.

ITEM 12  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits.

         (a)(10)  Press release dated January 9, 2001.

         (a)(11)  Press release dated February 1, 2001.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2001

                                           SOUTHSIDE BANCSHARES CORP

                                           By: /s/ Thomas M. Teschner
                                              ----------------------------------

                                           Thomas M. Teschner

                                           President and Chief Executive Officer









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